SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2005

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this
Form,  the  registrant  is  also  thereby  furnishing  the  information  to  the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
registrant  has duly  caused  this  report  to be  signed  on its  behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

	By:	/s/ Federico Reyes

Federico Reyes
Chief Financial Officer
Date: October 28, 2005

Latin America’s Beverage Leader

FEMSA Continues to Deliver
Steady Growth in 3Q05

Monterrey, Mexico, October 28, 2005 — Fomento Económico Mexicano, S.A. de C.V. (“FEMSA”) today announced its operational and financial results for the third quarter and nine months of 2005.

Third Quarter 2005 Highlights

FEMSA:

•	Total revenues increased 8.1% to Ps. 26.625 billion (US$ 2.5 billion), led by 21% growth at Oxxo, combined with strong performance at FEMSA Cerveza and Coca-Cola FEMSA.

•	Income from operations increased 10.7% to Ps. 4.144 billion (US$ 383 million), driven by growth of 17% at FEMSA Cerveza and 18% at Oxxo.

•	Net majority income increased 9.5% to Ps. 1.641 billion (US$ 152 million).

•	Net debt of Ps. 28.017 billion (US$ 2.6 billion) in 3Q05, a reduction of US$ 273 million from 2Q05.

Business Units:

•	Coca-Cola FEMSA increased its consolidated volumes by 3%, while offsetting pressures in raw material costs, maintaining stable operating margins at 17.3% of total revenues.

•	FEMSA Cerveza total beer sales volume increased 6.7% (5.5% domestic and 18.7% exports) and expanded its operating margin by 160 basis points to 25% of total revenues.

•

Oxxo increased its total revenues by 20.7%, driven by the opening of 122 net new stores and a 7.4% increase in same-store sales during the quarter.  Oxxo remains on track to open approximately 600 net new stores for the full year.

“In the third quarter we continued to deliver solid growth, demonstrating the strength of our integrated beverage strategy.  I am very pleased with the performance at FEMSA Cerveza this quarter, which contributed to our consolidated year-to-date operating income growth of 11% in real peso terms, or 18% expressed in US dollars.  We are very focused on continuously improving our business while maintaining our vision of responsible leadership for the beverage industry in Latin America.  This approach has proven to create long-term value for our shareholders and we believe it will continue to do so well into the future”, commented José Antonio Fernández, Chairman and CEO of FEMSA.

FEMSA Consolidated

Total revenues increased 8.1% to Ps. 26.625 billion in 3Q05.  This increase was driven by revenue growth in every one of our business divisions, with 20.7% total revenue growth at the Oxxo retail chain, 8.7% at FEMSA Cerveza, and 4.9% at Coca-Cola FEMSA.

For the nine months of 2005, consolidated total revenues increased 9.4% to Ps. 77.396 billion.

Gross profit increased 7.6% to Ps. 12.533 billion in 3Q05, resulting in a 20 basis point decline in the gross margin, reaching 47.1% of total revenues.  Gross margin improvements of 160 basis points at FEMSA Cerveza and 20 basis points at Coca-Cola FEMSA were offset by the greater contribution of lower margin Oxxo retail operations, which declined 70 basis points in the quarter.

For the nine months of 2005, gross profit increased 8.2% to Ps. 36.080 billion.  Gross margin decreased 50 basis points from the same period of 2004 to 46.6% of total revenues primarily due to the greater contribution of lower margin Oxxo retail operations in FEMSA’s consolidated results.

Income from operations increased 10.7% to Ps. 4.144 billion in 3Q05, resulting in a 40 basis point improvement in the operating margin, reaching 15.6%.  The operating margin growth was attributable to the margin expansion at FEMSA Cerveza, which compensated for the greater contribution of Oxxo retail operations, which have a lower margin than FEMSA consolidated.

For the nine months of 2005, income from operations increased 9.7% to Ps. 11.235 billion.  The consolidated operating margin remained stable to 2004 levels, reaching 14.5% of total revenues.

Net income decreased 4.5% to Ps. 2.268 billion in 3Q05.  The decline in net income was due to the net effect of (1) a 21.5% increase in net interest expense to Ps. 848 million due to an increase in the total weighted average interest rate, at 9.3% versus 7.5% in 3Q04, despite the reduction in overall debt, (2) a 46.9% decrease in monetary position reaching a gain of Ps. 322 million reflecting the lower inflationary impact on our lower net liabilities during the quarter, and (3) a foreign exchange loss of Ps. 97 million, due to a slight devaluation of the peso from 2Q05 against our net dollar liabilities.  The effective tax rate for the quarter was 33.5%.

For the nine months of 2005, net income decreased 16.9% to Ps. 5.581 billion primarily as a result of a one-time tax credit at Coca-Cola FEMSA recognized in 2Q04 and an increase in the integral result of financing during 2005.

Net majority income per FEMSA Unit1 was Ps. 1.376 in 3Q05.  Net majority income per FEMSA ADS, using an exchange rate of Ps. 10.81 per dollar, was US$ 1.272 in the quarter.

Capital expenditures decreased 12.1% to Ps. 1.595 billion in 3Q05, mainly reflecting conservative investment levels in all of our business units.  At FEMSA Comercio this was due to a reduction in the pace of store growth during the quarter, as more store openings were back-end loaded to the fourth quarter.  FEMSA Cerveza and Coca-Cola FEMSA’s lower level of investment during the quarter reflects successful de-bottlenecking and continuous improvement of processes.

Consolidated net debt.  As of September 30, 2005, FEMSA recorded a cash balance of Ps. 8.533 billion (US$ 789 million), short-term debt of Ps. 1.127 billion (US$ 104 million) and long-term debt of Ps. 35.423 billion (US$ 3.276 billion), for a net debt balance of Ps. 28.017 billion (US$ 2.591 billion), a reduction of US$ 273 million from June 30, 2005.

1 FEMSA Units consist of FEMSA BD Units and FEMSA B Units.  Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares.  Each FEMSA B Unit is comprised of five Series B Shares.  The number of FEMSA Units outstanding as of September 30, 2005 was 1,192,742,090 equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

October 28, 2005
2

Soft Drinks – Coca-Cola FEMSA

Coca-Cola FEMSA’s financial results and discussion are incorporated by reference from Coca-Cola FEMSA’s press release attached to this press release.

Beer – FEMSA Cerveza

Domestic sales volume increased 5.5% to 6.381 million hectoliters in 3Q05 due to increased sales throughout all of Mexico led once again by our Tecate Light, Sol, and Indio brands.  This was achieved while lapping a strong 3Q04 in terms of volume growth.

For the nine months of 2005, domestic sales volume increased 4.5% to 18.234 million hectoliters.

Export sales volume increased 18.7% to 0.723 million hectoliters in 3Q05, fueled by double-digit volume growth in the United States from our Dos Equis, Tecate, and Sol brands.  In the US market, we are increasing the overall availability of our brands and improving our performance across the entire US with accelerated growth in the Eastern and Central regions.

For the nine months of 2005, export sales volume increased 8.5% to 1.941 million hectoliters, primarily due to the strong volume growth in the US market in the second and third quarters.

Total revenues increased 8.7% to Ps. 7.181 billion in 3Q05.  This was driven by a 7.0% increase in domestic beer sales, and a 43.2% increase in export beer sales due to the new agreement with Heineken USA.  As mentioned in the second quarter release, export beer sales in 2005 is not comparable to the previous year due to the differences between our commercial agreement with Heineken USA versus the equity partnership with our previous US importer.  The domestic price per hectoliter increased 1.4% in real terms from 3Q04, reflecting a stable pricing environment that has allowed for some tactical revenue management.  For the quarter, domestic beer sales volume represented 89.8% of total beer sales volume, with the remaining 10.2% from exports.

For the nine months of 2005, total revenues increased 6.3% to Ps. 20.352 billion due to a 6.9% increase in beer sales.

Cost of sales increased 4.5% to Ps. 2.839 billion in 3Q05.  Gross profit increased 11.6% to Ps. 4.342 billion in 3Q05, resulting in 160 basis points of gross margin expansion, reaching 60.5% of total revenues for the quarter.  This improvement was due to the net effect of operating efficiencies combined with the strengthening of the Mexican peso versus the US dollar in real terms, which more than compensated for the price increases of certain important raw materials such as aluminum, energy, and steel.

For the nine months of 2005, cost of sales increased 4.1% to Ps. 8.217 billion.  The gross margin improved by 80 basis points, reaching 59.6% of total revenues.

Income from operations (before deduction of management fees) increased 16.6% to Ps. 1.769 billion in 3Q05.  Operating margin improved 160 basis points to 24.6% of total revenues resulting from increased prices in the domestic market and decreased cost of sales as a percentage of total revenues, which more than offset stable selling and administrative expenses as a percentage of sales.

For the nine months of 2005, income from operations increased 5.1% to Ps. 4.381 billion, reaching 21.5% of total revenues.

October 28, 2005
3

Recent Developments – FEMSA Cerveza

New malting facility in Mexico

FEMSA Cerveza is now operating a newly constructed malt production facility in Puebla, Mexico.  This facility is one of the largest and most technologically advanced in the world and covers an area of 18,000 square meters (approximately 194,000 sq. ft.).  The new malting facility increases Cerveza’s malting capacity by 16% to 154,000 tons per year and will support more than 12,000 Mexican farmers through its annual consumption of 250,000 tons of barley.  Total investment in the new facility was US$ 40 million.

Partnership with Molson Coors for the UK

On October 1, we began a new sales, marketing and distribution agreement with Molson Coors for the UK.  This export market has become our second most important after the U.S., and Molson Coors provides us with the right platform to continue growing as we leverage their powerful brand portfolio and distribution capabilities.

Partnership with Sleeman for Canadian market

In September, we entered into a national sales, marketing and distribution agreement with Sleeman Breweries, a nationwide leading premium brewer in the Canadian market.  The agreement will be effective January 1, 2006, and is for the Sol and Dos Equis brands.  The Canadian market holds significant potential for strengthening our brands and we are looking to achieve significant growth going forward.

Oxxo Stores – FEMSA Comercio

Total revenues increased 20.7% to Ps. 7.466 billion in 3Q05.  The primary reason for the increase was the opening of 122 net new Oxxo stores in the quarter, and a total of 523 net new Oxxo stores since 3Q04 for a total of 3,782 Oxxos nationwide.  Oxxo remains on track to open approximately 600 net new stores for the full year.

For the nine months of 2005, total revenues increased 23.2% to Ps. 20.762 billion.

Oxxo same-store sales increased an average of 7.4% in 3Q05, reflecting an increase in store traffic of 6.9% and an increase in the average ticket of 0.5%.  This increased traffic reflects stronger promotional activity and category management practices that are enabling Oxxo to drive more traffic into the store.  Oxxo’s scale and pace of growth are allowing us to develop unique promotions with our suppliers on a nationwide basis that are proving to be effective traffic drivers.

For the nine months of 2005, Oxxo same store sales increased an average of 7.6%.  This reflects an increase in store traffic of 7.6% combined with a stable average ticket.

Income from operations (before deduction of management fees) increased 18.4% to Ps. 302 million in 3Q05.  Operating margin remained virtually flat to 3Q04, reaching 4.0% of total revenues during the quarter.  The stable margin reflects two offsetting factors: increased cost of sales and decreased operating expenses relative to total revenue growth.  Cost of sales increased 21.8% to Ps. 5.533 billion in 3Q05, resulting in a gross margin contraction of 70 basis points reaching 25.9% of total revenues.  Given the lower level of store growth achieved during the quarter compared to 2Q05, expansion-related incentives received from suppliers also decreased.

October 28, 2005
4

Operating expenses increased 17.6%, below total revenue growth, reaching Ps. 1.631 billion in 3Q05.  The lower level of operating expense growth relative to total revenues was primarily due to better absorption of fixed expenses due to economies of scale.

For the nine months of 2005, income from operations increased 21.6% contributing to a stable operating margin of 4.0%, in-line with the previous year.

CONFERENCE CALL INFORMATION:
Our Third Quarter and Nine Months 2005 Conference Call will be held on: Thursday October 28, 2005, 2:00 P.M. New York Time (1:00 PM Mexico City Time).  To participate in the conference call, please dial: Domestic U.S.: 1-800-819-9193, International: 913-981-4911.  This Conference Call will also be transmitted through live webcast at www.femsa.com/investor.

If you are unable to participate live, an instant replay of the conference call will be available through November 3, 2005. To listen to the replay please dial: Domestic U.S.: 1-888-203-1112; International: 719-457-0820, Passcode: 7655455.

Set forth in this press release is certain unaudited financial information for FEMSA for the third quarter and nine months of 2005 compared to the third quarter and nine months of 2004.  We are a holding company whose principal activities are grouped under the following sub-holding companies and carried out by their respective operating subsidiaries: Coca-Cola FEMSA, S.A. de C.V., which engages in the production, distribution and marketing of non-alcoholic beverages; FEMSA Cerveza, S.A. de C.V., which engages in the production, distribution and marketing of beer; and FEMSA Comercio, S.A. de C.V., which engages in the operation of convenience stores.

All of the figures in this report were prepared in accordance with Mexican generally accepted accounting principles (Mexican GAAP) and have been restated in constant Mexican pesos (“Pesos” or “Ps.”) with purchasing power as of September 30, 2005.  As a result, all percentage changes are expressed in real terms.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the exchange rate provided by the company in the tables that accompany this release.  The exchange rate used for this purpose is 10.8131 Mexican pesos per US dollar, which is as of the end of the reporting period.

FORWARD LOOKING STATEMENTS
This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us.  These forward-looking statements reflect management’s expectations and are based upon currently available data.  Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Six pages of tables and Coca-Cola FEMSA’s press release to follow

October 28, 2005
5

FEMSA

Consolidated Income Statement
Expressed in Millions of Pesos

	For the third quarter of:						For the nine months of:

	2005	% Integration	2004		% Integration	% Increase	2005	% Integration	2004	% Integration	% Increase

Net sales	26,437	99.3	24,548		99.7	7.7	77,007	99.5	70,430	99.6	9.3
Other operating revenues	188	0.7	72		0.3	N.S.	389	0.5	296	0.4	31.4

Total revenues	26,625	100.0	24,620		100.0	8.1	77,396	100.0	70,726	100.0	9.4
Cost of sales	14,092	52.9	12,974		52.7	8.6	41,316	53.4	37,384	52.9	10.5

Gross profit	12,533	47.1	11,646		47.3	7.6	36,080	46.6	33,342	47.1	8.2

Administrative expenses	1,686	6.3	1,693		6.9	(0.4)	5,071	6.6	5,078	7.2	(0.1)
Selling expenses	6,703	25.2	6,208		25.2	8.0	19,774	25.5	18,020	25.4	9.7

Operating expenses	8,389	31.5	7,901		32.1	6.2	24,845	32.1	23,098	32.6	7.6

Income from operations	4,144	15.6	3,745		15.2	10.7	11,235	14.5	10,244	14.5	9.7

Interest expense	(1,026)		(982)			4.5	(3,456)		(2,694)		28.3
Interest income	178		284			(37.3)	464		491		(5.5)

Interest expense, net	(848)		(698)			21.5	(2,992)		(2,203)		35.8
Foreign exchange (loss) gain	(97)		65			N.S.	389		(110)		N.S.
Gain (loss) on monetary position	322		606			(46.9)	610		1,163		(47.5)

Integral result of financing	(623)		(27)			N.S.	(1,993)		(1,150)		73.3
Other (expenses) income	(109)		80			N.S.	(347)		(399)		(13.0)

Income before taxes	3,412		3,798			(10.2)	8,895		8,695		2.3
Taxes	(1,144)		(1,422	)(1)		(19.5)	(3,314)		(1,979)		N.S.

Net income	2,268		2,376			(4.5)	5,581		6,716		(16.9)

Net majority income	1,641		1,499			9.5	3,853		4,052		(4.9)
Net minority income	627		877			(28.5)	1,728		2,664		(35.1)

EBITDA & CAPEX

Income from operations	4,144	15.6	3,745		15.2	10.7	11,235	14.5	10,244	14.5	9.7
Depreciation	941	3.5	836		3.4	12.6	2,628	3.4	2,495	3.5	5.3
Amortization & other	760	2.9	730		3.0	4.1	2,462	3.2	2,348	3.3	4.9

EBITDA	5,845	22.0	5,311		21.6	10.1	16,325	21.1	15,087	21.3	8.2
CAPEX	1,595		1,815			(12.1)	4,119		4,882		(15.6)

FINANCIAL RATIOS	2005	2004	Var. p.p.

Liquidity(2)	1.51	0.83	0.68
Interest coverage(3)	5.46	6.85	(1.39)
Leverage(4)	0.92	1.43	(0.51)
Capitalization(5)	36.05%	49.39%	(13.33)

(1) Includes the norecurrent fiscal benefit of Ps. 1,334 million of Coca-Cola FEMSA, obtained in the second quater of 2004.
(2) Total current assets / total current liabilities.
(3) Income from operations + depreciation + amortization & other / interest expense, net.
(4) Total liabilities / total stockholders’ equity.
(5) Total debt / long-term debt + stockholders´ equity.
Total debt = short-term bank loans + current maturities long-term debt + long-term bank loans and notes payable.
Long-term debt = long-term bank loans and notes payable.

October 28, 2005
6

FEMSA
Consolidated Balance Sheet
As of September 30:
(Expressed in Millions of Pesos as of September 30, 2005)

ASSETS	2005	2004	% Increase

Cash and cash equivalents	8,533	8,048	6.0
Accounts receivable	4,818	4,432	8.7
Inventories	7,937	7,521	5.5
Prepaid expenses and other	1,744	1,085	60.7

Total current assets	23,032	21,086	9.2
Property, plant and equipment, net	44,021	45,435	(3.1)
Intangible assets(1)	47,917	45,936	4.3
Deferred assets	6,107	6,714	(9.0)
Other assets	3,171	2,619	21.1

TOTAL ASSETS	124,248	121,790	2.0

LIABILITIES & STOCKHOLDERS´ EQUITY

Bank loans	1,127	8,301	(86.4)
Current maturities long-term debt	630	3,857	(83.7)
Interest payable	469	482	(2.7)
Operating liabilities	13,011	12,645	2.9

Total current liabilities	15,237	25,285	(39.7)
Bank loans and notes payable	34,793	36,817	(5.5)
Deferred income taxes	3,498	4,251	(17.7)
Other liabilities	5,894	5,249	12.3

Total liabilities	59,422	71,602	(17.0)
Total stockholders’ equity	64,826	50,188	29.2

LIABILITIES AND STOCKHOLDERS’ EQUITY	124,248	121,790	2.0

(1) Includes mainly the intangible assets generated by the acquisition of Panamco and 30% of FEMSA Cerveza.

		September 30, 2005			June 30, 2005

DEBT MIX		Ps.	% Integration	Average Rate	Ps.	% Integration	Average Rate

Nominated in:
Mexican pesos		29,145	79.8%	9.9%	33,301	80.3%	10.0%
Dollars		6,690	18.3%	7.2%	7,109	17.1%	7.0%
Colombian pesos		375	1.0%	9.2%	674	1.6%	9.6%
Argentine pesos		299	0.8%	7.1%	307	0.8%	6.7%
Guatemalan Quetzals		41	0.1%	6.5%	53	0.1%	6.8%
Venezuelan bolivars		—	0.0%	0.0%	39	0.1%	11.8%

Total debt		36,550	100.0%	9.3%	41,483	100.0%	9.5%

Fixed rate (1)		32,061	87.7%		32,025	77.2%
Variable rate (1)		4,489	12.3%		9,458	22.8%

% of Total Debt	2005	2006	2007	2008	2009	2010	2011+

DEBT MATURITY PROFILE	4.8%	10.2%	6.7%	19.4%	18.7%	16.4%	23.8%

(1) Includes the effect of interest rate swaps.

October 28, 2005
7

Coca-Cola FEMSA

Results of Operations
Expressed in Millions of Pesos

	For the third quarter of:					For the nine months of:

	2005	% Integration	2004	% Integration	% Increase	2005	% Integration	2004	% Integration	% Increase

Net sales	12,427	99.3	11,878	99.5	4.6	36,680	99.3	34,672	99.3	5.8
Other revenues	92	0.7	60	0.5	53.3	263	0.7	253	0.7	3.8

Total revenues	12,519	100.0	11,938	100.0	4.9	36,943	100.0	34,925	100.0	5.8
Cost of sales	6,336	50.6	6,062	50.8	4.5	18,816	50.9	17,838	51.1	5.5

Gross profit	6,183	49.4	5,876	49.2	5.2	18,127	49.1	17,087	48.9	6.1

Administrative expenses	682	5.4	699	5.9	(2.5)	2,043	5.5	2,098	6.0	(2.7)
Sales expenses	3,334	26.7	3,114	26.0	7.1	9,886	26.8	9,394	26.9	5.2

Operating expenses	4,016	32.1	3,813	31.9	5.3	11,929	32.3	11,492	32.9	3.8

Income from operations	2,167	17.3	2,063	17.3	5.0	6,198	16.8	5,595	16.0	10.8
Depreciation	317	2.5	303	2.5	4.6	951	2.6	644	1.8	47.7
Amortization & other	281	2.3	229	1.9	22.7	855	2.3	1,131	3.3	(24.4)

EBITDA	2,765	22.1	2,595	21.7	6.6	8,004	21.7	7,370	21.1	8.6
Capital expenditures	502		530		(5.3)	1,085		1,299		(16.5)

Sales volumes (Millions of unit cases)

Mexico	262.3	55.6	256.3	55.9	2.3	768.7	55.0	741.6	55.6	3.7
Central America	26.9	5.7	27.4	6.0	(1.8)	81.0	5.8	80.8	6.1	0.3
Colombia	45.4	9.6	40.5	8.8	12.1	132.0	9.4	122.0	9.2	8.2
Venezuela	44.3	9.4	45.2	9.9	(2.0)	129.9	9.3	126.7	9.5	2.5
Brazil	59.0	12.5	55.1	12.0	7.1	179.7	12.9	159.4	12.0	12.7
Argentina	34.3	7.3	33.9	7.4	1.2	105.6	7.6	102.5	7.6	2.9

Total Coca-Cola FEMSA	472.2	100.0	458.4	100.0	3.0	1,396.9	100.0	1,333.0	100.0	4.8

October 28, 2005
8

FEMSA Cerveza
Results of Operations
Expressed in Millions of Pesos

	For the third quarter of:					For the nine months of:

	2005	% Integration	2004	% Integration	% Increase	2005	% Integration	2004	% Integration	% Increase

Domestic beer sales	5,759	80.2	5,384	81.5	7.0	16,253	79.9	15,601	81.5	4.2
Export beer sales	716	10.0	500	7.6	43.2	1,999	9.8	1,469	7.7	36.1

Beer sales	6,475	90.2	5,884	89.1	10.0	18,252	89.7	17,070	89.2	6.9
Packaging sales	679	9.4	661	10.0	2.7	1,991	9.8	1,917	10.0	3.9

Net sales	7,154	99.6	6,545	99.1	9.3	20,243	99.5	18,987	99.2	6.6
Other revenues	27	0.4	60	0.9	(55.0)	109	0.5	156	0.8	(30.1)

Total revenues	7,181	100.0	6,605	100.0	8.7	20,352	100.0	19,143	100.0	6.3
Cost of sales	2,839	39.5	2,716	41.1	4.5	8,217	40.4	7,896	41.2	4.1

Gross profit	4,342	60.5	3,889	58.9	11.6	12,135	59.6	11,247	58.8	7.9

Administrative expenses	747	10.4	672	10.2	11.2	2,183	10.7	2,020	10.6	8.1
Sales expenses	1,826	25.5	1,700	25.7	7.4	5,571	27.4	5,060	26.4	10.1

Operating expenses	2,573	35.9	2,372	35.9	8.5	7,754	38.1	7,080	37.0	9.5

Income from operations before management fee	1,769	24.6	1,517	23.0	16.6	4,381	21.5	4,167	21.8	5.1
Management fee	114	1.6	125	1.9	(8.8)	307	1.5	400	2.1	(23.3)

Income from operations	1,655	23.0	1,392	21.1	18.9	4,074	20.0	3,767	19.7	8.1

Depreciation	366	5.1	376	5.7	(2.7)	1,097	5.4	1,117	5.8	(1.8)
Amortization & other	512	7.2	502	7.6	2.0	1,582	7.8	1,557	8.1	1.6

EBITDA	2,533	35.3	2,270	34.4	11.6	6,753	33.2	6,441	33.6	4.8
Capital expenditures	658		787		(16.4)	1,994		2,258		(11.7)

Sales volumes (Thousand hectoliters)

Domestic	6,381.0	89.8	6,048.0	90.9	5.5	18,234.0	90.4	17,443.0	90.7	4.5
Exports	722.5	10.2	608.8	9.1	18.7	1,940.8	9.6	1,788.0	9.3	8.5

Total	7,103.5	100.0	6,656.8	100.0	6.7	20,174.8	100.0	19,231.0	100.0	4.9

Price per hectoliter

Domestic	902.5		890.2		1.4	891.4		894.4		(0.3)
Exports	991.0		821.3		20.7	1,030.0		821.6		25.4

Total	911.5		883.9		3.1	904.7		887.6		1.9

Total presentation mix (%)

Returnable	4,379.9	61.7	4,304.8	64.7	1.7	12,607.4	62.5	12,588.2	65.5	0.2
Non Returnable	714.4	10.0	647.5	9.7	10.3	2,046.1	10.1	1,874.2	9.7	9.2
Cans	2,009.2	28.3	1,704.5	25.6	17.9	5,521.3	27.4	4,768.6	24.8	15.8

Total	7,103.5	100.0	6,656.8	100.0	6.7	20,174.8	100.0	19,231.0	100.0	4.9

October 28, 2005
9

FEMSA Comercio

Results of Operations
Expressed in Millions of Pesos

	For the third quarter of:					For the nine months of:

	2005	% Integration	2004	% Integration	% Increase	2005	% Integration	2004	% Integration	% Increase

Net sales	7,466	100.0	6,184	100.0	20.7	20,762	100.0	16,848	100.0	23.2
Other revenues	—	—	—	—	—		—	—

Total revenues	7,466	100.0	6,184	100.0	20.7	20,762	100.0	16,848	100.0	23.2
Cost of sales	5,533	74.1	4,542	73.4	21.8	15,397	74.2	12,426	73.8	23.9

Gross profit	1,933	25.9	1,642	26.6	17.7	5,365	25.8	4,422	26.2	21.3

Administrative expenses	125	1.7	114	1.8	9.6	353	1.7	329	2.0	7.3
Sales expenses	1,506	20.2	1,273	20.7	18.3	4,190	20.1	3,417	20.2	22.6

Operating expenses	1,631	21.9	1,387	22.5	17.6	4,543	21.8	3,746	22.2	21.3

Income from operations before management fee	302	4.0	255	4.1	18.4	822	4.0	676	4.0	21.6
Management fee	30	0.4	31	0.5	(3.2)	78	0.4	88	0.5	(11.4)

Income from operations	272	3.6	224	3.6	21.4	744	3.6	588	3.5	26.5

Depreciation	82	1.1	57	0.9	43.9	237	1.1	153	0.9	54.9
Amortization & other	71	1.0	61	1.0	16.4	203	1.0	173	1.0	17.3

EBITDA	425	5.7	342	5.5	24.3	1,184	5.7	914	5.4	29.5
Capital expenditures	375		495		(24.2)	826		1,269		(34.9)

Information of Convenience Stores

Total stores					3,782	3,259	16.0
New convenience stores:	122	243	(2)	(49.8)	316	461	(31.5)
Same store data: (1)
Sales (thousands of pesos)	607.0	565.1		7.4	579.6	538.6	7.6
Traffic	22.9	21.5		6.9	21.9	20.3	7.6
Ticket	26.4	26.3		0.5	26.5	26.5	(0.0)

(1)	Monthly average information per store, considering same stores with at least 13 months of operations.
(2)	Includes 70 Oxxo stores previously reported in the second quarter of 2004.

     October 28, 2005

FEMSA

Other Financial Information

MACROECONOMIC INFORMATION

	Inflation		Exchange Rate

	September 04 - September 05	June 05 - September 05	Per USD	Per Mx. Peso

Mexico	3.51%	0.91%	10.8131	1.0000
Colombia	5.00%	0.77%	2,289.6100	0.0047
Venezuela	15.96%	3.34%	2,150.0000	0.0050
Brazil	4.80%	-0.11%	2.2222	4.8659
Argentina	9.59%	2.21%	2.9100	3.7158

     October 28, 2005

2005
THIRD-QUARTER AND NINE-MONTHS RESULTS

	Third quarter			Nine Months

	2005	2004	(Delta) %	2005	2004	(Delta) %

Total Revenues	12,519	11,938	4.9%	36,943	34,925	5.8%

Gross Profit	6,183	5,876	5.2%	18,127	17,087	6.1%

Operating Income	2,167	2,063	5.0%	6,198	5,595	10.8%

Majority Net Income	1,135	1,321	-14.1%	3,146	4,048	-22.3%

EBITDA(1)	2,765	2,595	6.5%	8,004	7,370	8.6%

Net Debt (2) (3)	19,075	21,697		19,075	21,697

EBITDA (1) / Interest Expense	4.05	4.21		4.42	3.88

Earnings per Share	0.61	0.72		1.70	2.19

Average Shares Outstanding	1,846.5	1,846.4		1,846.5	1,846.4

Expressed in million of Mexican pesos with purchasing power as of September 30, 2005, except for per share amount.

(1)	EBITDA = Operating income + Depreciation + Amortization & Other Non-cash Charges. See reconciliation table on page 11.

(2)	Figures for 2004 are as of December 31, 2004

(3)	Net Debt = Total Debt - Cash

•	Total revenues increased 4.9% to Ps. 12,519 million in the third quarter of 2005.

•	Consolidated operating income grew 5.0% to Ps. 2,167 million, and operating margin remained stable at 17.3% in the third quarter of 2005.

•	Consolidated majority net income decreased 14.1% to Ps. 1,135 million, resulting in earnings per share of Ps. 0.61 for the third quarter of 2005.

Mexico City (October 28, 2005), Coca-Cola FEMSA, S.A. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America and the second-largest Coca-Cola bottler in the world in terms of sales volume, announces results for the third quarter 2005.

“Overall, our performance continued to benefit from the development and implementation of our multi-segmentation models, our shared commercial knowledge and best practices, and our optimization of the value chain.

Operationally, Mexico and Brazil accounted for the bulk of our top- and bottom-line growth in the third quarter. The strength of the Coca-Cola brand and our initial multi-segmentation strategy fostered growth year over year in Mexico. And our new business model—including our redesigned “go-to-market” strategy, reintroduction of returnable packages and better coordination with the Coca-Cola Bottling System fueled our continued growth in Brazil.” said Carlos Salazar, Chief Executive Officer of the Company.

Consolidated Results

CONSOLIDATED RESULTS

Our consolidated revenues increased 4.9% to Ps. 12,519 million in the third quarter of 2005 as a result of increases in all of our territories with the exception of Central America. Over 85% of our revenues growth came from Mexico, Brazil and Colombia. Consolidated average price per unit case was 1.6% higher in the third quarter of 2005 than in the same period of the previous year, at Ps. 26.32 (US$ 2.43)2, driven by average price increases across all of our territories except Central America and Colombia.

Total sales volume increased 3.0% to 472.2 million unit cases in the third quarter of 2005 as compared with the same period of 2004. Sales volume growth in Mexico, Colombia and Brazil more than compensated for volume decline in Venezuela and Central America. Carbonated soft drinks (“CSD”) sales volume grew 2.6% to 399.3 million unit cases, driven by incremental volume in Mexico, Colombia and Brazil.

Our gross profit rose 5.2% to Ps. 6,183 million in the third quarter of 2005, as compared with the third quarter of 2004; Mexico represented over 80% of our growth. Gross margin increased 20 basis points to 49.4% in the third quarter of 2005 from 49.2% in the same period of 2004.

Our consolidated operating income grew 5.0% to Ps. 2,167 million in the third quarter of 2005, mainly driven by operating income growth in Mexico and Brazil, which more than offset declines in Central America, Colombia and Argentina. Our operating margin remained stable at 17.3% in the third quarter of 2005 as compared with the same period of 2004.

During the third quarter of 2005, our integral cost of financing totaled Ps. 351 million, reflecting i) a decrease in interest income resulting from a reduction in our cash balances, ii) an increase in interest expenses mainly derived from a higher proportion of debt in Mexican pesos, carrying higher interest rates, iii) a depreciation of the Mexican peso versus the U.S. dollar from June to September 2005, compared with an appreciation during the same period in 2004 and iv) a lower inflation rate applied to our monetary position.

During the third quarter of 2005, income tax, tax on assets and employee profit sharing as a percentage of income before taxes was 33.6%, reflecting a reduction in income tax rate in Mexico during this year.

Our consolidated majority net income was Ps. 1,135 million in the third quarter of 2005, a decrease of 14.1% compared to the same period of 2004, which was mainly driven by an increase in the integral cost of financing during 2005. Earnings per share (“EPS”) were Ps. 0.61 (US$ 0.56 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

[2] Using a foreign exchange rate of Ps. 10.8131 per U.S. dollar

     October 28, 2005

Balance Sheet and Consolidated Statement of Changes in Financial Position

BALANCE SHEET

As of September 30, 2005, Coca-Cola FEMSA had a cash balance of Ps. 2,678 million (US$ 248 million), a decrease of Ps. 1,103 million (US$ 102 million) compared with December 31, 2004, as a result of cash used to reduce debt levels in connection to maturities of one of our “Certificados Bursatiles”, as mentioned in the previous quarter press release, and bank debt prepayments. The decrease in cash from working capital is due to the seasonality of our business and tax payments, which were provisioned at the end of last year.

Total short-term debt was Ps. 1,109 million (US$ 103 million) and long-term debt was Ps. 20,644 million (US$ 1,909 million). During the first nine-months of 2005 the effective net debt reduction was Ps. 1,880 million (US$ 174 million). Gross debt payments amounted to Ps. 2,983 million (US$ 276 million), and our cash balance was reduced by Ps. 1,103 million (US$ 102 million).

The weighted average cost of debt for the third quarter was 8.8%, the following chart sets forth the Company’s debt profile by currency and interest rate type as of September 30, 2005:

Currency	% Total Debt(2)	% Interest Rate Floating(2)(3)

U.S. dollars	22%	10%
Mexican pesos	72%	5%
Colombian pesos	4%	39%
Other (1)	1%	100%

(1)	Includes the equivalent of US$ 27.7 million denominated in Argentine pesos, and US$ 3.8 million denominated in Guatemalan quetzales.
(2)	After giving effect to cross-currency swaps.
(3)	After giving effect to interest rate swaps.

Consolidated Statement of Changes in Financial Position

Expressed in million of Mexican pesos and U.S. dollars as of September 30, 2005

	Jan - Sept. 2005

	Ps.	USD(1)

Net income	3,166	292
Non cash charges to net income	1,596	148

	4,762	440

Change in working capital	(589)	(54)

NRGOA(2) before change in accounting principles	4,173	386

NRGOA(2)	4,173	386

Total investments	(1,124)	(104)
Dividend payments	(626)	(58)
Debt payments	(2,983)	(276)
Financial transactions	(543)	(50)

Increase in cash and cash equivalents	(1,103)	(102)

Cash and cash equivalents at begining of period	3,781	350
Cash and cash equivalents at end of period	2,678	248

(1)	Expressed in US$ millions assuming a foreign exchange rate of Ps. 10.8131 per US Dollar
(2)	Net Resources Generated by Operating Activities

     October 28, 2005

Mexican Operating Results

MEXICAN OPERATING RESULTS

Revenues

Revenues from our Mexican territories increased 4.6% to Ps. 7,225 million in the third quarter of 2005, as compared with the same period of the previous year. Sales volume growth and average price increase each contributed around 50% of the incremental revenues. Average price per unit case grew 1.9% to Ps. 27.33 (US$ 2.53) during the third quarter of 2005. Higher average prices resulted from incremental volume from the Coca-Cola brand in single-serve presentations, which carry a higher price per unit case. Excluding Ciel water volume in 5.0, 19.0 and 20.0-liter packaging presentations, our average price per unit case was Ps. 31.45 (US$ 2.91).

Total sales volume increased 2.3% to 262.3 million unit cases in the third quarter of 2005, as compared with the third quarter of 2004. The increase in carbonated soft drinks sales volume and the non-carbonated beverage segment, including single-serve bottled water, represented over 65% of our incremental volume; the balance was mainly comprised of incremental jug water sales volume. Carbonated soft drinks sales volume grew 1.5% compared with the same period of the previous year, mainly driven by the Coca-Cola brand. Excluding bottled water, the non-carbonated beverage segment grew 33.3% in the third quarter of 2005 from a low base as a result of volume growth in Ciel Aquarius and Powerade.

Operating Income

Our gross profit grew 7.6% to Ps. 3,898 million in the third quarter of 2005, as compared with the same period of 2004, resulting in a 140 basis-point expansion of our gross margin to 53.9%. This growth was driven by a decrease in sweetener costs, as a result of lower sugar prices combined with usage of high fructose corn syrup, which carries a lower price than sugar, and an appreciation of the Mexican peso year over year, as applied to our U.S. dollar-denominated costs, both of which more than compensated for higher polyethylene terephtalate (“PET”) resin costs year over year.

Operating expenses as a percentage of total revenues increased 110 basis points to 31.9% in the third quarter of 2005, from 30.8% in the same period of 2004, as a result of an increase in breakage expenses of returnable bottles and expenses related to ongoing value creation initiatives. Operating income increased 6.6% to Ps. 1,594 million in the third quarter of 2005, an improvement in operating income margin of 50 basis points in the quarter.

October 28, 2005
15

Central American and Colombian Operating Results

CENTRAL AMERICAN OPERATING RESULTS (Guatemala, Nicaragua, Costa Rica and Panama)

Revenues

Revenues decreased 3.5% to Ps. 820 million in the third quarter of 2005, as compared with the same period of the previous year, mainly driven by lower average price per unit case. Average price per unit case declined 2.6% to Ps. 30.18 (US$ 2.79), mainly as a result of a more competitive environment in Nicaragua and Costa Rica, and a shift in our multi-serve packaging mix towards larger presentations.

Total sales volume in our Central American territories declined 1.8% to 26.9 million unit cases in the third quarter of 2005, as compared with the same period of 2004. Volume decline came from a 2.7% decrease in carbonated soft drinks due to a more competitive environment, which more than offset a 13.3% increase in bottled water and non-carbonated beverages.

Operating Income

Gross profit declined 2.3% in the third quarter of 2005, as compared with the same period of 2004, to Ps. 375 million. However, as a percentage of total revenues gross margin increased 50 basis points mainly due to lower costs per unit case driven by the standardization in accounting practices related to breakage expenses, which are now recorded as operating expenses.

Our operating income decreased 14.9% to Ps. 86 million in the third quarter of 2005, compared with the same period of 2004, driven by lower fixed cost absorption resulting from lower revenues and a slight increase in operating expenses. Operating income margin was 10.5% in the third quarter of 2005, a decrease of 140 basis points.

COLOMBIAN OPERATING RESULTS

Revenues

Total revenues increased 8.0% to Ps. 1,202 million in the third quarter of 2005, as compared with the third quarter of 2004. Higher volume more than offset average price reduction. Despite of price increases implemented during the third quarter of 2005, we were not able to offset last twelve months inflation, resulting in an average price per unit case decline of 3.5% to Ps. 26.53 (US$ 2.45)

Total sales volume grew 12.1%, as compared with the same period of 2004, to 45.4 million unit cases in the third quarter of 2005. Carbonated soft drinks posted a strong volume growth of 14.7%, more than compensating for a slight volume decline in other categories. The carbonated soft drink flavor brand Crush accounted for almost 75% of incremental volume, and the Coca-Cola brand for the majority of the balance.

Operating Income

Gross profit declined 1.5% to Ps. 544 million in the third quarter of 2005, as compared with the same period of the previous year, resulting in a gross margin of 45.2%. The gross margin decline of 440 basis points resulted from the combined effect of lower average price per unit case and higher cost per unit case due to a packaging mix shift to non-returnable presentations, which grew as a percentage of our total sales volume to 47.6% from 41.8% in the third quarter of 2004.

In spite of our higher marketing expenses and higher expenses resulting from the introduction of returnable bottles, both related to the introduction of the Crush brand, our operating expenses declined as a percentage of total sales and on a per unit case basis in the third quarter of 2005, driven by better execution practices, which resulted in a reduction in freight costs and breakage expenses. Our operating income declined by 7.3% to Ps. 153 million, mainly due to lower gross profit, resulting in a margin reduction of 210 basis points.

October 28, 2005
16

Venezuelan and Argentine Operating Results

VENEZUELAN OPERATING RESULTS

Revenues

Revenues from our Venezuelan operations increased 6.5% to Ps. 1,224 million in the third quarter of 2005, as compared with the same period of 2004, this increase was driven by higher average price per unit case, which more than offset a 2.0% volume decline. Our average price grew 8.3% to Ps. 27.53 (US$ 2.55) as a result of price increases implemented during the last twelve months.

Total sales volume decreased 2.0% to 44.3 million unit cases during the third quarter of 2005, as compared with the same quarter of 2004, driven by flavored carbonated soft drinks decline which more than offset volume growth of the Coca-Cola brand.

Operating Income

Gross profit decreased 1.4% to Ps. 479 million in the third quarter of 2005, as compared with the same period of the previous year. As a percentage of sales, our gross margin decreased to 39.1% in the third quarter of 2005 from 42.3% in the same period of 2004. This decline was a result of higher raw material prices and a shift in packaging mix to non-returnable presentations, which grew as a percentage of our total sales volume to 71.6% from 66.3% in the third quarter of 2004.

Operating expenses decreased 1.8% to Ps. 425 million in the third quarter of 2005, driven by the progress made in the standardization of administrative and commercialization processes, which more than offset salary increases. Operating income increased 1.9% to Ps. 54 million in the third quarter of 2005; however, the decline in operating expenses was partially offset by higher cost per unit case, resulting in a 20 basis-point operating margin decline to 4.4% in the third quarter of 2005 compared to the same period of 2004.

ARGENTINE OPERATING RESULTS

Revenues

In the third quarter of 2005, our total revenues increased by 2.4% to Ps. 639 million, compared with same period of 2004. Average price per unit case increased 3.1% to Ps. 18.05 (US$ 1.67), as a result of i) a positive product shift mix towards single-serve presentations form our core and premium brands, which carry higher average price per unit case ii), incremental volume from our carbonated soft drink premium and core segments combined with the strong performance of our non-carbonated portfolio, and iii) price increases implemented during the quarter.

Total volume increased by 1.2% to 34.3 million unit cases, resulting from volume growth in our carbonated soft drinks core and premium segments, which more than offset volume decline of our value protection brands. Non-carbonated beverages and bottled water doubled in size, representing 3.2% of total sales volume.

Operating Income

Our gross profit increased 1.6% to Ps. 257 million, as compared with the third quarter of 2004. Gross margin was 40.3%, declining from 40.6% in the same period of previous year, due to higher PET resin prices and labor costs.

Operating expenses increased 9.3% due to higher freight costs and salaries in the third quarter of 2005 as compared to the same period of 2004. As a result, higher top-line growth partially compensated for higher cost and expenses resulting in an operating income decline of 9.7% to Ps. 93 million in the third quarter of 2005.

October 28, 2005
17

Brazilian Operating Results

BRAZILIAN OPERATING RESULTS

Beginning with second quarter, we will no longer include beer that we distribute in Brazil in our sales volumes and net sales. Instead, the amount we receive for distributing beer in Brazil is included in other revenues.  We have reclassified prior periods presented in this press release for comparability purposes. We believe this presentation better reflects the performance of our core operations.

Revenues

Our total revenues improved by 7.6% to Ps. 1,434 million in the third quarter of 2005, as compared with the same period of 2004, mainly driven by sales volume growth since average price per unit remained stable in real terms at Ps. 23.67 (US$ 2.19).

Total sales volume increased 7.1% to 59.0 million unit cases in the third quarter of 2005. The increase included 6.8% growth in carbonated soft drinks, mainly driven by the Coca-Cola and Fanta brands, accounting for over 85% of incremental volume during the quarter. Bottled water sales volume grew 11.8% in the quarter, driven by an increased focus on the Crystal brand, both in marketing and execution.

Operating Income

In the third quarter of 2005, our gross profit increased 15.9% to Ps. 685 million, as compared with the same period of the previous year. Gross margin increased 350 basis points to 47.8%; manufacturing efficiencies and the appreciation of the Brazilian real against the U.S. dollar as applied to our raw material costs more than offset raw material price increases.

Our operating expenses as a percentage of total revenues decreased 70 basis points in the third quarter of 2005 from 33.4% in the same period of 2004 as a result of higher revenues and operating improvements such as presale efficiency. Operating income was Ps. 217 million in the third quarter of 2005, resulting in a 410 basis-point expansion in operating margin to 15.1% in the third quarter of 2005 from 11.0% in the same period in 2004.

October 28, 2005
18

Summary of Nine Month Results and Recent Developments

SUMMARY OF NINE-MONTH RESULTS

Our consolidated revenues increased 5.8% to Ps. 36,943 million in the first nine months of 2005, as compared with the first nine months of 2004, as a result of growth in all of our territories, with the exception of Central America. Over 80% of our revenues growth came from Mexico, Brazil and Colombia. Consolidated average price per unit case increased 1.0% to Ps. 26.26 (US$ 2.43) in the first nine months of 2005.  Average price increased in all of our territories except for Central America.

Total sales volume increased 4.8% to 1,396.9 million unit cases in the first nine months of 2005, as compared with the same period of the previous year. Sales volume growth in Mexico and Brazil accounted for over 75% of our incremental volume. Carbonated soft-drink sales volume grew 4.1% to 1,177.1 million unit cases, driven by incremental volume across all of our territories, except for Central America.

Our gross profit increased 6.1% to Ps. 18,127 million in the first nine months of 2005, as compared with the first nine months of the previous year, driven by gross profit growth across all of our territories, except Central America. Brazil and Mexico accounted for over 85% of this increase. Gross margin increased to 49.1% during the first nine months of 2005 from 48.9% in the first nine months of 2004, driven by higher revenues in all of our territories except Central America.

Our consolidated operating income increased 10.8% to Ps. 6,198 million in the first nine months of 2005, as compared with the first nine months of 2004. Brazil and Mexico accounted for more than 90% of our growth. Our operating margin improved 80 basis points to 16.8% in the first nine months of 2005.

Our consolidated majority net income was Ps. 3,146 million in the first nine months of 2005, a decrease of 22.3% compared to the first nine months of 2004, driven by a one-time effect that increased net income during 20043 and a one-time effect that decreased net income in the first quarter of 20054. EPS were Ps. 1.70 (US$ 1.57 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares). Excluding the above-mentioned effects of non-recurring items majority net income would have grown by 16.2%.

RECENT DEVELOPMENTS

•

The Coca-Cola Company has informed us that in a three year period, it will gradually increase concentrate prices for carbonated soft drinks in Mexico and Brazil. In Mexico, the increase will raise the cost for all carbonated soft drinks in non-returnable presentations.

Based on our internal estimates for revenues and sales volume mix the incremental cost in Mexico represents approximately US$20 million in 2007, increasing gradually by a similar amount during the following two years, reaching around US$60 million by the end of 2009.  In Brazil, the increase will affect all carbonated soft-drink presentations, and, based on such estimates, will raise our costs by approximately US$1.0 million in 2006, increasing gradually by a similar amount the following two years, reaching around US$3.8 million by the end of 2008.

We have informed The Coca-Cola Company that in order to offset the impact to our profitability that such concentrate prices represent, we intend to reduce our contribution to marketing expenditures of its soft drink brands in Mexico and Brazil, effective the same dates as the cost increases.

[3]     During the second quarter of 2004, we obtained a tax reimbursement in connection with a deduction of losses arising from a sale of shares during 2002 in the amount of Ps. 1,325   million; additionally there was a charge to income in the amount of Ps. 88 million related to interests and adjustments resulting from a change in the tax deduction criteria on coolers in Mexico. The net effect of these two transactions was Ps. 1,237 million.

[4]     As we disclosed in the first quarter of 2005, the tax authorities reviewed the payments in connection with the change in criteria that requires refrigerators to be treated as fixed assets with finite useful lives, which resulted in an additional one-time payment in Mexico in the amount of Ps. 119 million.

October 28, 2005
19

Conference Call Information and Disclaimer

CONFERENCE CALL INFORMATION

Our third-quarter 2005 Conference Call will be held on: October 28, 2005, 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 800-561-2601 and International: 617-614-3518. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through November 4, 2005. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 98344233.

* * *

Coca-Cola FEMSA, S.A. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul and part of the state of Goias) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 30 bottling facilities in Latin America and serves approximately 1,500,000 retailers in the region. The Coca-Cola Company owns a 39.6% equity interest in Coca-Cola FEMSA.

* * *

Figures for the Company’s operations in Mexico and its consolidated international operations were prepared in accordance with Mexican generally accepted accounting principles (Mexican GAAP). All figures are expressed in constant Mexican pesos with purchasing power at September 30, 2005. For comparison purposes, 2004 and 2005 figures from the Company’s operations have been restated taking into account local inflation of each country with reference to the consumer price index and converted from local currency into Mexican pesos using the exchange rate at the end of the period. In addition, all comparisons in this report for the third quarter of 2005, which ended on September 30, 2005, are made against the figures for the comparable period in 2004, unless otherwise noted.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, that could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

* * *

(7 pages of tables to follow)

October 28, 2005
20

Consolidated Balance Sheet

Consolidated Balance Sheet
Expressed in million of Mexican pesos with purchasing power as of September 30, 2005

Assets	Sep-05		Dec-04

Current Assets
Cash and cash equivalents	Ps.	2,678	Ps.	3,781
Total accounts receivable		1,769		2,226
Inventories		2,623		2,585
Prepaid expenses and other		822		880

Total current assets		7,892		9,472

Property, plant and equipment
Property, plant and equipment		30,700		31,164
Accumulated depreciation		-13,393		-13,018
Bottles and cases		951		1,071

Total property, plant and equipment, net		18,258		19,217

Investment in shares and other		539		445
Deferred charges, net		1,416		1,552
Intangibles		38,725		38,246

Total Assets	Ps.	66,830	Ps.	68,932

Liabilities and Stockholders’ Equity	Sep-05		Dec-04

Current Liabilities
Short-term bank loans and notes	Ps.	1,109	Ps.	3,346
Interest payable		400		319
Suppliers		3,725		4,268
Other current liabilities		2,606		3,145

Total Current Liabilities		7,840		11,078

Long-term bank loans		20,644		22,132
Pension plan and seniority premium		672		658
Other liabilities		4,395		4,203

Total Liabilities		33,551		38,071

Stockholders’ Equity
Minority interest		725		734
Majority interest:
Capital stock		2,841		2,841
Additional paid in capital		12,157		12,157
Retained earnings of prior years		17,108		12,209
Net income for the period		3,146		5,525
Cumulative results of holding non-monetary assets		-2,698		-2,605

Total majority interest		32,554		30,127

Total stockholders’ equity		33,279		30,861

Total Liabilities and Equity	Ps.	66,830	Ps.	68,932

October 28, 2005
21

Consolidated Income Statement

Consolidated Income Statement
Expressed in million of Mexican pesos(1) with purchasing power as of September 30, 2005

	3Q 05	3Q 04	YTD 05	YTD 04

Sales Volume (million unit cases)	472.2	458.4	1,396.9	1,333.0
Average price per unit case	26.32	25.91	26.26	26.01

Net revenues	12,427	11,878	36,680	34,672
Other operating revenues	92	60	263	253

Total revenues	12,519	11,938	36,943	34,925
Cost of sales	6,336	6,062	18,816	17,838

Gross profit	6,183	5,876	18,127	17,087

Operating expenses	4,016	3,813	11,929	11,492

Operating income	2,167	2,063	6,198	5,595

Interest expense	682	616	1,812	1,898
Interest income	76	190	224	285
Interest expense, net	606	426	1,588	1,613
Foreign exchange loss (gain)	4	(107)	(236)	106
Loss (gain) on monetary position	(259)	(469)	(416)	(984)

Integral cost of financing	351	(150)	936	735
Other (income) expenses, net	96	(121)	311	285

Income before taxes	1,720	2,334	4,951	4,575
Taxes	578	1,001	1,785	515

Consolidated net income before ext. items	1,142	1,332	3,166	4,060

Consolidated net income	1,142	1,332	3,166	4,060

Majority net income	1,135	1,321	3,146	4,048

Minority net income	7	12	20	13

Operating income	2,167	2,063	6,198	5,595
Depreciation	317	303	951	960
Amortization and Other non-cash charges (2)	281	229	855	815

EBITDA (3)	2,765	2,595	8,004	7,370

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottel breakage expense.
(3)	EBITDA = Operating Income + Depreciation +Amortization & Other non-cash charges.

October 28, 2005
22

Mexican and Central American operations

Mexican operations
Expressed in million of Mexican pesos(1) with purchasing power as of September 30, 2005

	3Q 05	% Rev	3Q 04	% Rev	YTD 05	% Rev	YTD 04	% Rev

Sales Volume (million unit cases)	262.3		256.3		768.7		741.6
Average price per unit case	27.33		26.83		27.26		27.26

Net revenues	7,172		6,876		20,951		20,217
Other operating revenues	53		31		180		110

Total revenues	7,225	100.0%	6,907	100.0%	21,131	100.0%	20,327	100.0%
Cost of sales	3,327	46.1%	3,283	47.5%	9,883	46.8%	9,625	47.4%

Gross profit	3,898	53.9%	3,624	52.5%	11,248	53.2%	10,702	52.6%

Operating expenses	2,304	31.9%	2,129	30.8%	6,805	32.2%	6,531	32.1%

Operating income	1,594	22.1%	1,495	21.6%	4,443	21.0%	4,171	20.5%
Depreciation, Amortization & Other non-cash charges (2)	359	5.0%	299	4.3%	1,056	5.0%	1,000	4.9%

EBITDA (3)	1,953	27.0%	1,794	26.0%	5,499	26.0%	5,171	25.4%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Central American operations
Expressed in million of Mexican pesos(1) with purchasing power as of September 30, 2005

	3Q 05	% Rev	3Q 04	% Rev	YTD 05	% Rev	YTD 04	% Rev

Sales Volume (million unit cases)	26.9		27.4		81.0		80.8
Average price per unit case	30.18		30.98		31.00		31.92

Net revenues	818		852		2,511		2,579
Other operating revenues	2		(2)		3		3

Total revenues	820	100.0%	850	100.0%	2,514	100.0%	2,582	100.0%
Cost of sales	445	54.3%	466	54.8%	1,315	52.3%	1,360	52.7%

Gross profit	375	45.7%	384	45.2%	1,199	47.7%	1,222	47.3%

Operating expenses	289	35.3%	283	33.3%	890	35.4%	937	36.3%

Operating income	86	10.5%	101	11.9%	309	12.3%	285	11.1%
Depreciation, Amortization & Other non-cash charges (2)	53	6.5%	41	4.8%	162	6.4%	182	7.1%

EBITDA (3)	139	17.0%	142	16.8%	471	18.7%	467	18.1%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

October 28, 2005
23

Colombian and Venezuelan operations

Colombian operations
Expressed in million of Mexican pesos(1) with purchasing power as of September 30, 2005

	3Q 05	% Rev	3Q 04	% Rev	YTD 05	% Rev	YTD 04	% Rev

Sales Volume (million unit cases)	45.4		40.5		132.0		122.0
Average price per unit case	26.53		27.48		26.16		25.68

Net revenues	1,202		1,113		3,451		3,133
Other operating revenues	—		—		—		—

Total revenues	1,202	100.0%	1,113	100.0%	3,451	100.0%	3,133	100.0%
Cost of sales	658	54.8%	561	50.4%	1,910	55.4%	1,680	53.6%

Gross profit	544	45.2%	552	49.6%	1,541	44.7%	1,453	46.4%

Operating expenses	391	32.6%	387	34.8%	1,185	34.3%	1,148	36.6%

Operating income	153	12.8%	165	14.9%	356	10.3%	305	9.7%
Depreciation, Amortization & Other non-cash charges(2)	62	5.1%	70	6.3%	210	6.1%	236	7.5%

EBITDA (3)	215	17.9%	235	21.1%	566	16.4%	541	17.3%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Venezuelan operations
Expressed in million of Mexican pesos(1) with purchasing power as of September 30, 2005

	3Q 05	% Rev	3Q 04	% Rev	YTD 05	% Rev	YTD 04	% Rev

Sales Volume (million unit cases)	44.3		45.2		129.9		126.7
Average price per unit case	27.53		25.42		27.84		26.00

Net revenues	1,217		1,149		3,616		3,295
Other operating revenues	7		—		10		2

Total revenues	1,224	100.0%	1,149	100.0%	3,626	100.0%	3,297	100.0%
Cost of sales	745	60.8%	663	57.7%	2,154	59.4%	1,943	58.9%

Gross profit	479	39.1%	486	42.3%	1,472	40.6%	1,354	41.1%

Operating expenses	425	34.7%	433	37.7%	1,292	35.6%	1,152	35.0%

Operating income	54	4.4%	53	4.6%	180	5.0%	202	6.1%
Depreciation, Amortization & Other non-cash charges (2)	61	5.0%	55	4.8%	178	4.9%	169	5.1%

EBITDA (3)	115	9.4%	108	9.4%	358	9.9%	371	11.2%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

October 28, 2005
24

Argentine and Brazilian operations

Argentine operations
Expressed in million of Mexican pesos(1) with purchasing power as of September 30, 2005

	3Q 05	% Rev	3Q 04	% Rev	YTD 05	% Rev	YTD 04	% Rev

Sales Volume (million unit cases)	34.3		33.9		105.6		102.5
Average price per unit case	18.05		17.50		18.24		17.32

Net revenues	619		595		1,927		1,774
Other operating revenues	20		29		74		87

Total revenues	639	100.0%	624	100.0%	2,001	100.0%	1,861	100.0%
Cost of sales	382	59.9%	371	59.4%	1,223	61.1%	1,131	60.8%

Gross profit	257	40.3%	253	40.6%	778	38.9%	730	39.2%

Operating expenses	164	25.6%	150	24.1%	485	24.3%	439	23.6%

Operating income	93	14.5%	103	16.5%	293	14.6%	291	15.6%
Depreciation, Amortization & Other non-cash charges(2)	32	4.9%	32	5.1%	97	4.9%	98	5.3%

EBITDA (3)	125	19.6%	135	21.6%	390	19.5%	389	20.9%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Brazilian operations
Expressed in million of Mexican pesos(1) with purchasing power as of September 30, 2005

	3Q 05	% Rev	3Q 04	% Rev	YTD 05	% Rev	YTD 04	% Rev

Sales Volume (million unit cases)	59.0		55.1		179.7		159.4
Average price per unit case	23.67		23.60		23.51		23.08

Net revenues	1,399		1,298		4,224		3,679
Other operating revenues	35		35		114		115

Total revenues	1,434	100.0%	1,333	100.0%	4,338	100.0%	3,794	100.0%
Cost of sales	749	52.2%	742	55.7%	2,305	53.1%	2,124	56.0%

Gross profit	685	47.8%	591	44.3%	2,033	46.9%	1,670	44.0%

Operating expenses	468	32.7%	445	33.4%	1,389	32.0%	1,332	35.1%

Operating income	217	15.1%	146	11.0%	644	14.8%	338	8.9%
Depreciation, Amortization & Other non-cash charges(2)	32	2.3%	36	2.7%	104	2.4%	92	2.4%

EBITDA (3)	249	17.4%	182	13.7%	748	17.2%	429	11.3%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

October 28, 2005
25

Selected Information

SELECTED INFORMATION

For the three months ended September 30, 2005

Expressed in million of Mexican pesos as of September 30, 2005

	3Q 04	3Q 05

Capex	530.0	502.0
Depreciation	303.4	317.0
Amortization & Other non-cash charges	228.9	281.6

VOLUME
Expressed in million unit cases

	3Q 04				3Q 05

	CSD	Water	Other	Total	CSD	Water	Other	Total

Mexico	205.1	49.1	2.1	256.3	208.2	51.3	2.8	262.3
Central America	25.9	1.1	0.4	27.4	25.2	1.1	0.6	26.9
Colombia	34.8	5.6	0.1	40.5	39.9	5.4	0.1	45.4
Venezuela	38.8	3.8	2.6	45.2	38.1	4.0	2.2	44.3
Brazil	51.2	3.4	0.5	55.1	54.7	3.8	0.5	59.0
Argentina	33.4	0.3	0.2	33.9	33.2	0.7	0.4	34.3

Total	389.2	63.3	5.9	458.4	399.3	66.3	6.6	472.2

PACKAGE MIX BY PRESENTATION
Expressed as a Percentage of Total Volume

	3Q 04				3Q 05

	Ret	Non-Ret	Fountain	Jug	Ret	Non-Ret	Fountain	Jug

Mexico	28.6	55.6	1.2	14.6	26.6	57.2	1.2	15.0
Central America	48.3	48.0	3.7	—	41.6	54.3	4.1	—
Colombia	51.4	38.5	3.3	6.8	46.4	44.1	3.5	6.0
Venezuela	30.1	63.3	3.0	3.6	25.1	67.9	3.7	3.3
Brazil	5.6	90.4	4.0	—	8.6	87.7	3.7	—
Argentina	27.1	69.1	3.8	—	25.7	70.5	3.8	—

For the nine months ended September 30, 2005

Expressed in million of Mexican pesos as of September 30, 2005

	YTD 04	YTD 05

Capex	1,299.4	1,084.6
Depreciation	960.0	951.0
Amortization & Other non-cash charges	815.0	855.0

VOLUME
Expressed in million unit cases

	YTD 04				YTD 05

	CSD	Water	Other	Total	CSD	Water	Other	Total

Mexico	591.7	144.3	5.6	741.6	605.2	156.1	7.4	768.7
Central America	76.0	3.5	1.3	80.8	75.9	3.5	1.6	81.0
Colombia	104.9	16.7	0.4	122.0	115.7	16.1	0.2	132.0
Venezuela	108.2	11.0	7.5	126.7	111.8	11.7	6.4	129.9
Brazil	148.9	9.2	1.3	159.4	165.8	12.3	1.6	179.7
Argentina	100.7	1.3	0.5	102.5	102.7	1.8	1.1	105.6

Total	1,130.4	186.0	16.6	1,333.0	1,177.1	201.5	18.3	1,396.9

PACKAGE MIX BY PRESENTATION
Expressed as a Percentage of Total Volume

	YTD 04				YTD 05

	Ret	Non-Ret	Fountain	Jug	Ret	Non-Ret	Fountain	Jug

Mexico	28.5	55.5	1.3	14.7	26.9	56.5	1.2	15.4
Central America	49.8	46.5	3.7	—	43.5	52.9	3.6	—
Colombia	52.0	38.1	3.3	6.6	47.5	43.0	3.4	6.1
Venezuela	31.0	62.2	2.8	4.0	25.2	68.4	3.1	3.3
Brazil	5.3	90.8	3.9	—	7.6	88.9	3.5	—
Argentina	27.3	69.0	3.7	—	26.7	69.8	3.5	—

October 28, 2005

Macroeconomic Information

September 2005

Macroeconomic Information

	Inflation			Foreign Exchange Rate (local currency) per US Dollar.

	LTM	YTD	3Q 05	Sep 05	Dec 04	Sep 04

Mexico	3.51%	1.72%	0.91%	10.8131	11.1460	11.3759
Colombia	5.00%	4.61%	0.77%	2,289.6100	2,389.7500	2,595.1700
Venezuela	15.96%	11.57%	3.34%	2,150.0000	1,920.0000	1,920.0000
Brazil	4.80%	3.79%	-0.18%	2.2222	2.6544	2.8586
Argentina	9.59%	8.61%	2.21%	2.9100	2.9800	2.9800

October 28, 2005